

March 1, 2011

Thomas J. Baltimore, Jr.
Chief Executive Officer and President
RLJ Lodging Trust
3 Bethesda Metro Center, Suite 1000
Bethesda, MD 20814

> **Re:** **RLJ Lodging Trust**
> **Registration Statement on Form S-11**
> **Filed February 2, 2011**
> **File No. 333-172011**

Dear Mr. Baltimore:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.	Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note the following statements by way of example only:

- "Following the completion of this offering, we expect to brand or re-brand 5 of these 10 hotels into brands affiliated with Hilton or InterContinental," page 2;

- "Upon completion of this offering…we will own 140 hotels with over 20,400 rooms, which would have made us the second largest publicly-traded lodging

REIT based on number of hotels and the fifth largest publicly traded lodging REIT based on number of rooms, as of September 30, 2010," page 3;

- "We believe the quality of our portfolio… portfolio-wide satisfaction scores that are consistently higher than industry average scores for our respective brands," page 3;

- "We are the fourth largest owner of Marriott-branded hotels in the United States based on number of hotels and number of rooms," page 3;

- "Operating performance of the U.S. lodging industry declined significantly from the peak in 2007 to 2009, as evidenced by a RevPAR decline of 18.3% during that period (as reported by Smith Travel Research)…" page 5; and

- "The International Monetary Fund estimates that U.S. GDP will grow 2.3% in 2011…" page 5.

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Please ensure that you update your disclosure to the extent more recent information is available.

3.   Please tell us if any portion of the purchase price will represent a gain or a loss related to the settlement of a pre-existing relationship, which should be accounted for separately from the business combination. Refer to ASC 805-10-25-20 through 25-21 and ASC 805-10-55-20 through 55-23.

Prospectus Summary, page 1

4.   Please provide a brief description of the difference between a "focus-service hotel" and a "compact full-service hotel."

Competitive Strength, page 3

5.   We note your disclosure that Fund I has generated net IRR of 53.2%. Please revise your disclosure to include information on the performance of the other two funds.

Risk Factors, page 6

6.   Please describe the share overhang risk related to Fund II and Fund III investors receiving shares in the formation transaction. Please reference the registration rights and lock-up agreements, quantify the number of shares being issued to Fund II and Fund III investors that will not be subject to a lock-up, and quantify the number of

shares to be issued in the formation transactions to persons that will not have a continuing role in the management of the registrant.

Joint venture investments that we make…, page 25

7.   Please revise the disclosure to specify which if any of the bullet points apply to the Doubletree JV.

Distribution Policy, page 51

8.   Please tell us how you determined it is appropriate for you to project your initial dividend distribution. Please address the comparability of your pro forma results to your reasonable beliefs about results over the next twelve months, and specifically address any changes in portfolio management changes or brands.

Dilution, page 55

9.   Please advise us whether you intend to include the disclosure described in the first sentence of Item 506 of Regulation S-K. We may have further comment.

Key Indicators of Operating Performance, page 60

10.   We are not able to understand the significance of the "RevPAR penetration index." Please provide a more detailed description of the index in the prospectus, including a description of how it is calculated. In addition, please provide us support for the disclosed calculations.

Investments in Hotels, page 62

11.   Please revise your discussion of your critical accounting policy Investment in Hotels, to provide more detailed information about the significant assumptions and estimates made in your analysis of your hotel properties for impairment. Please disclose whether or not any properties were evaluated for impairment during 2010. For the properties evaluated for impairment in 2009, disclose the number of properties that were evaluated for impairment, and the extent to which you used each valuation technique. To the extent you used discounted cash flow models, please disclose the significant assumptions used in your models, such as the average discount rate assumed.

Revolving Credit Facility, page 80

12.   Please advise us of the basis for your belief regarding the revolving credit facility.
        Please provide us a copy of any term sheet or letter of intent.

Sources and Uses of Cash, page 82

13.   Please provide a more detailed analysis of your anticipated uses of cash in 2011 and
        2012, including debt principal and interest payments, dividend commitments,
        acquisitions (we note your contract to purchase the Hampton Inn Houston, your
        acquisition pipeline disclosure and your disclosed strategy to make distressed
        acquisitions), anticipated capital expenditures (including those related to your
        property improvement plans) and other material cash uses. Please describe the
        sources of cash you anticipate using for these purposes.

14.   Please include disclosure analyzing how the financial covenants in your indebtedness
        may restrict your ability to incur additional debt to finance these uses. Please
        disclosure your pro forma unencumbered asset base.

The U.S. Lodging Industry and Market Opportunity, page 90

15.   We note that certain disclosures are attributed to Colliers PKF Hospitality Research.
        Please provide an analysis as to why these disclosures are not expertized disclosure
        and why a consent is not required pursuant to Rule 436.

Geographic Diversification, page 98

16.   Please expand the table to include percentage of revenue for each region.

Our Financing Strategy, page 107

17.   The disclosure does not provide meaningful information to investors regarding your
        financing strategy. Please provide more detailed disclosure regarding your strategy,
        including your targeted company leverage, your relative use of fixed and floating rate
        debt, and your relative use of secured versus unsecured debt.

Term Loan, page 110

18.   Please disclose your pro forma financial covenant calculations.

Formation Transactions, page 138

19.   The disclosure on the bottom of page 139 states that you will assume $1.3 billion in debt and then pay down indebtedness with the proceeds of the offering. However, from your pro forma financial statements and other disclosure in the prospectus, it appears that $1.3 billion is the amount of debt that will be outstanding after application of the proceeds. Please advise or revise.

Conflicts of Interest, page 190

20.   Please disclose any actual historical investment banking and commercial dealings between the underwriters and the company or its affiliates.

Index to Financial Statements, page F-1

21.   Please tell us how you determined you are not required to include audited financial statements of any acquired businesses. Refer to Rule 3-05 of Regulation S-X.

Item 36. Financial Statement and Exhibits, page II-3

22.   Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file legal and tax opinions with the next amendment, please provide draft copies for us to review. In addition, we note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Assistant Director